SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                           SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                         (Amendment No. 3)*


                       AMC ENTERTAINMENT INC.
                          (name of issuer)

               COMMON STOCK,  66 2/3 cents  PAR VALUE


                             001669 10 0
                           (CUSIP number)


                       Raymond F. Beagle, Jr.
                         LATHROP & GAGE L.C.
                          2345 Grand Avenue
                  Kansas City, Missouri  64108-2684
                           (816) 292-2129
                (name, address and telephone number)
                   of person authorized to receive
                     notices and communications)

                           August 11, 1998
                (date of event which requires filing
                         of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 (b) for other parties to whom copies are to be sent.

                   (Continued on following pages)
                        (Page 1 of 11 pages)
____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        CUSIP No. 001669 10 0


(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

                  Stanley H. Durwood;  ###-##-####

(2)     Check the appropriate box if a member of a Group (See Instructions)

        (a)     [  ]
        (b)     [x]

(3)     SEC Use Only

 ----------------------------------------------------------------------------

 ----------------------------------------------------------------------------

 ----------------------------------------------------------------------------


(4)     Source of Funds (See Instructions)

	        Not Applicable

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)     Citizenship or Place of Organization

      	  U.S.A.

Number of Shares    (7)  Sole Voting Power     4,194,643

Beneficially	       ----------------------------------------------------------

Owned by Each       (8)  Shared Voting Power 0

Reporting         	 ----------------------------------------------------------

Person              (9)  Sole Dispositive Power    4,194,643

With          		    ---------------------------------------------------------

                   (10)  Shared Dispositive Power

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                             4,194,643

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ x ]

 (13)    Percent of Class Represented by Amount in Row (11)  17.8 %

 (14)    Type of Reporting Person (See Instructions)     IN

                      INTRODUCTORY STATEMENT

          This schedule is filed by Stanley H. Durwood. By this filing, Mr. Durwood amends Items 1 through 7 of the Schedule 13D filed by Mr. Durwood and Durwood, Inc., a Missouri corporation ("DI"), dated January 24, 1994, as amended May 3, 1996, and August 15, 1997, to read as set forth herein.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value 66 2/3 cents per share ("Common Stock") , of AMC Entertainment Inc., a Delaware
corporation ("AMCE").   AMCE's principal executive offices are located
at 106 West 14th Street, Kansas City, Missouri 64105.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is filed by Stanley H. Durwood, individually and as Trustee of the Durwood, Inc. Voting Trust dated December 12, 1992, as amended, and as Trustee of the Stanley H. Durwood Trust Agreement dated August 14, 1989, as amended.

          Stanley H. Durwood is a United States Citizen whose business address
is 106 West 14th Street, Kansas City, Missouri, 64105.   As his principal
occupation he serves as Co-Chairman of the Board and Chief Executive
Officer of AMCE.  AMCE is a theatrical exhibition company.

          During the last five years, Stanley H. Durwood has not been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

          On May 3, 1996, Stanley H. Durwood entered into a Durwood Family Settlement Agreement (as amended on March 25, 1997 and August 15, 1997, the " Family Agreement") with his six children, Edward D. Durwood, Carol
D. Journagan, Thomas A Durwood, Elissa B. Grodin, Brian H. Durwood and Peter J. Durwood (collectively, the "Durwood Children") and The Thomas
A. and Barbara F. Durwood Family Investment Partnership (the "TBD Partnership" and together with the Durwood Children and Stanley H. Durwood, the "Durwood Family Members") setting forth the Durwood Family Members' intention to pursue certain transactions to dissolve American Associated Enterprises, Inc., a Missouri limited partnership ("AAE"), and to cause the shares of AMCE held by Durwood, Inc., a Missouri corporation ("DI"), to be distributed to Durwood Family Members through a merger of DI with and into AMCE. The Durwood Family Members sought such transactions to eliminate DI and AAE, thereby enabling the Durwood
Family Members to hold their interests in AMCE directly in the form of a marketable security instead of indirectly through DI or AAE, and to resolve a dispute among the Durwood Family Members concerning the value of their interests in AAE and DI.

           On August 15, 1997, 6,141,343 shares of Class B Stock held of record by DI were converted into shares of Common Stock and AAE was
liquidated.   In addition, on  August 15, 1997, the stockholders of AMCE approved and adopted an Agreement and Plan of Merger and Reorganization dated as of March 31, 1997 (the "Merger Agreement") by and between AMCE and DI, and DI was merged with and into AMCE (the "Merger"). Pursuant to the Merger, 5,015,657 shares of AMCE Class B Stock were distributed to Stanley H. Durwood in exchange for his shares of DI and 8,767,218 shares of AMCE Common Stock were distributed to the Durwood Children and the TBD Partnership in exchange for their shares of DI. Each of the Durwood Children other than Thomas Durwood received 1,461,203 shares, Thomas Durwood received 1,315,083 shares and the TBD Partnership received 146,120 shares.

          In connection with the Merger, AMCE and the Durwood Family Members entered into a Registration Agreement dated August 15, 1997 (the "Registration Agreement") pursuant to which the Durwood Family Members agreed that they or their charitable donees would sell at least 3,000,000 shares of AMCE Common Stock in a registered secondary offering (the "Secondary Offering"), and AMCE agreed to file a registration statement with respect to such shares so that the registration statement would become effective not more than twelve months and not less than six months after the Merger. Stanley H. Durwood and Delta Properties, Inc., a Missouri corporation, whose shares were distributed by DI to the Durwood Family Members and DI's other stockholder prior to the Merger ("Delta"), agreed to bear the costs of the Secondary Offering.

          The Secondary Offering was consummated on August 11, 1998.  Stanley
H. Durwood sold 500,000 shares of Common Stock in the Secondary Offering. Prior to and for purposes of such Offering, he converted 500,000 shares of Class B stock into shares of Common Stock.

          The Family Agreement generally provided that if the price per share to the public of the 2.5 million shares of AMCE Common Stock required to be sold by the Durwood Children in the Secondary Offering was less than $18, Stanley H. Durwood would pay the Durwood Children the difference between such sale price and $18 (net of applicable underwriting commissions), up to $20 million in aggregate amount, in shares of AMCE
Common Stock, as an adjustment to the original allocation of shares received by the Durwood Children in the Merger (the "Share Adjustment").
The price to the public in the Secondary Offering was $15.00, and, pursuant to the Share Adjustment, Stanley H. Durwood has delivered
473,664 shares of Common Stock to the Durwood Children, which he obtained by converting a like number of shares of Class B Stock.

          Also in connection with the Merger, the Durwood Family Members entered into a Stock Agreement dated August 15, 1997 (the "Stock Agreement") which, for three years after such date, limits the ability of the Durwood Children and TBD Partnership to deposit shares in a voting trust, solicit proxies, participate in election contests or make a proposal concerning an extraordinary transaction involving AMCE. Under the Stock Agreement, the Durwood Children and TBD Partnership have agreed, among other matters, for a period of three years, (i) to grant an irrevocable proxy to the Secretary and each Assistant Secretary of AMCE to vote their shares of AMCE Common
Stock for each candidate to the AMCE Board in the same proportion as the aggregate votes cast by all other stockholders not affiliated with AMCE, its directors or officers and (ii) that AMCE will have a right of first refusal with respect to any such shares the Durwood Children or TBD
Partnership wish to sell in a transaction exempt from registration, except for such shares sold in brokers' transactions.

          The dissolution of AAE, the Merger and the sale of at least 3,000,000 shares of AMCE Common Stock by the Durwood Family Members were provided for in the settlement of a derivative action (the "Derivative Suit") that was filed by certain shareholders in 1993 in the Chancery Court for New Castle County, Delaware against Messrs. Stanley H. Durwood, Edward D. Durwood, Charles J. Egan, Paul E. Vardeman and a former AMCE director. On October
10, 1996, the parties to this litigation entered into a Stipulation and Agreement of Compromise and Settlement (the "Derivative Action Settlement Agreement") providing for the release of all claims against the defendants, the Durwood Family Members and the Company, conditioned upon the dissolution of AAE, the consummation of the Merger and the sale of shares by the Durwood shareholders in a secondary offering and certain other transactions, including, among other matters, (i) the payment of an aggregate of approximately $1.3 million to persons who were holders of AMCE Common Stock on January 2, 1996 (other than the defendants, DI or the
Durwood Family Members), (ii) the nomination, for three annual meetings, of two additional outside directors (initially, Messrs. William T. Grant, II and John P. Mascotte (collectively, with their replacements, if any, the "New Independent Directors")) to serve on the AMCE Board whose biographical information has been furnished to plaintiffs' counsel and which persons, to be nominated, must be serving on the board of another public company or be a member of senior management of a publicly held company or a privately held company with $50 million in annual revenues,
(iii) that Stanley H. Durwood and Edward D. Durwood will cause the other Durwood Family Members to vote their shares with respect to the election and reelection of the New Independent Directors in the same proportion as votes cast by all stockholders not affiliated with AMCE, its directors and officers, (iv) that the New Independent Directors are to have the ability to approve or disapprove (a) any proposed transaction between AMCE and any of the Durwood Family Members, except with respect to compensation issues relating to Stanley H. Durwood or any other Durwood Family Stockholder who is an officer of AMCE, which are to be governed by existing AMCE Board procedures, and (b) the hiring and compensation of any person related to
 Stanley H. Durwood who is not an officer of AMCE, and (v) that the New Independent Directors, together with either Charles J. Egan, Jr. or Paul E. Vardeman, are to have the ability to approve or disapprove all other related-party transactions with all officers, directors and ten percent stockholders of AMCE.

          The Company's Board of Directors has approved a program (the "Loan Program") pursuant to which the Company may make a direct loan to Stanley
H. Durwood of up to $10 million for the sole purpose of enabling him to purchase 500,000 shares of Common Stock. Mr. Durwood currently is unable to purchase shares without becoming subject to the short swing profit provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, but may utilize this facility to acquire shares of Common Stock from time to time in the future.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (b) Under AMCE's charter, holders of the AMCE Class B stock generally are entitled to elect as a class 75% of the Board of Directors and to vote as a class with holders of the Common Stock on other matters, with each share of Class B Stock being entitled to ten (10) votes per share and each share of Common Stock being entitled to one (1) vote per share. Holders of AMCE Common Stock generally are entitled to elect 25% of AMCE's Board of Directors. Should the outstanding shares of Class B Stock be less than 12 1/2% of the total number of outstanding shares of Class B and Common Stock, the holders of Common Stock would be entitled to vote with the holders of Class B Stock in the election of the remaining 75% of the Board; for these purposes, the Class B Stock would have ten votes per share and the Common Stock would have one vote per share. Each share of AMCE Class B Stock is convertible into one share of AMCE Common Stock.

           Stanley H. Durwood now beneficially owns 150 shares of AMCE Common Stock and options that are presently exercisable to acquire 152,500 shares of AMCE Common Stock, over which he has sole voting and investment power, which constitute less than 1% of the outstanding shares of such class. Stanley H. Durwood also beneficially owns 4,041,993 shares of Class B Stock, which constitute 100% of the outstanding shares of that class. Mr. Durwood has sole voting and investment power over all of these shares. The Class B shares presently beneficially owned by Stanley H.

Durwood entitle him to elect a majority of the Board of Directors. The Class B and Common shares presently beneficially owned by Stanley H. Durwood represent approximately 67.5% of the voting power of AMCE stock, other than in the election of directors. Were all the shares of AMCE Class B Stock converted, there would be approximately 23,469,091 shares of AMCE Common Stock outstanding, of which shares Stanley H. Durwood would beneficially own 4,194,643 shares ( assuming such conversion and exercise of outstanding options), or approximately 17.8 % of the outstanding number of shares of Common Stock.

          The Class B shares beneficially owned by Stanley H. Durwood are held under his Revocable Trust Agreement dated April 14, 1989, as amended, and the 1992 Durwood, Inc. Voting Trust dated December 12, 1992. The 1992
Trust is the record owner of the shares reported as beneficially owned, and Stanley H. Durwood is the settler and sole acting trustee of both trusts. The name successor trustees are Charles J. Egan, Jr. , a director of AMCE, and Raymond F. Beagle, Jr. AMCE's general counsel.

          Mr. Durwood's spouse owns 100 shares of Common Stock. However, Stanley H. Durwood disclaims any beneficial ownership of any shares of AMCE Common Stock owned of record by his wife.

           (c)Except as described above, during the past 60 days, Stanley
H. Durwood has not effected a transaction in AMCE Common Stock or Class
B Stock.

           (d)No other person is known to Stanley H. Durwood to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in paragraphs 5(a)-(b) above.

           (e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE ISSUER.

          In addition to the agreements described in Item 4, Stanley H. Durwood is a party to an Indemnification Agreement, dated as of March
31, 1997, as amended August 15, 1997, with AMCE, Delta Properties, Inc.,the Durwood Children and TBD Partnership. Pursuant to the Stock Agreement and the Indemnification Agreement, Stanley H. Durwood and the Durwood Children have agreed for two years not to sell, exchange or otherwise dispose of a number of shares: (i) in the case of each of the Durwood Children, which would reduce his or her ownership to less than 730,602 shares and (ii) in the case of Stanley H. Durwood, which would reduce his ownership to less than 2,590,017 shares. To this end, each of the Durwood Children has deposited 730,602 shares of Common Stock and Stanley H. Durwood has deposited 2,590,017 shares of Class B Stock in escrow under the Escrow Agreement, to be held for a period of two years after the Merger. Pursuant to the Indemnification Agreement, Stanley H. Durwood also has agreed not to transfer shares (other than in the Secondary Offering or to certain charitable assignees) unless the assignee agrees to be bound by the Indemnification Agreement and the indemnification provisions of the Stock Agreement and the Registration Agreement.

          Under the Loan Program referred to in Item 4 above, any loan made by the Company will be full recourse but unsecured and will bear interest at the applicable federal rate determined under Section 1274(d) of the Internal Revenue Code at the time of the loan. Interest on such loan will accumulate and be added to principal, and the full amount of the loan will be payable at the end of five years. Any such loan must be taken in a single draw for the full amount available; the loan will be available only for a limited period of time to be determined by the Compensation Committee of the Company's Board of Directors, which will not exceed seven months after August 11, 1998.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EX-99.1 Agreement and Plan of Merger and Reorganization dated as of March 31, 1997, between AMCE and DI ( filed as Exhibit 2.1 to AMCE's registration Statement on Form S-4 (File No. 333- 25755 ).

          EX-99.2 Registration Agreement, dated as of August 15, 1997, among AMCE, Stanley H. Durwood, the Durwood Children and Delta Properties, Inc. (filed as Exhibit No. 99.2 to Amendment No. 2 to Schedule 13D of Stanley
H. Durwood, dated August 15, 1997).

          EX-99.3 Stock Agreement, dated as of August 15, 1997, among AMCE, Stanley H. Durwood, the Durwood Children, TBD Partnership and Delta Properties, Inc. (filed as Exhibit No. 99.3 to Amendment No. 2 to
Schedule 13D of Stanley H. Durwood, dated August 15, 1997).

          EX-99.4 Durwood Family Settlement Agreement dated as of January 22, 1996 among Stanley H. Durwood and the Durwood Children (filed as Exhibit
99.1 to Schedule 13D of Stanley H. Durwood filed  May 7, 1996 ).

          EX-99.5 First Amendment to Durwood Family Settlement Agreement, dated as of March 18, 1997, among Stanley H. Durwood and the Durwood Children (filed as Exhibit 2.4(c) to AMCE's Registration Statement on
Form S-4 (File No. 333-25755).

          EX-99.6 Second Amendment to Durwood Family Settlement Agreement, dated as of August 15, 1997, among Stanley H. Durwood, the Durwood Children and the TBD Partnership (filed as Exhibit No. 99.7 to Amendment No. 2 to Schedule 13D of Stanley H. Durwood, dated August 15, 1997).

          EX-99.7 Indemnification Agreement, dated as of March 31, 1997, among AMCE, Stanley H. Durwood and the Durwood Children (filed as Exhibit 2.4(a) to AMCE's Registration Statement on Form S-4 (File No. 333-25755).

          EX-99.8 First Amendment to Indemnification Agreement, dated as of August 15, 1997, among AMC Entertainment, Inc., Stanley H. Durwood, the Durwood Children, TBD Partnership and Delta Properties, Inc.
(filed as Exhibit No. 99.9 to Amendment No. 2 to Schedule 13D of Stanley
H. Durwood, dated August 15, 1997).

          EX-99.9 Escrow Agreement, dated as of August 15, 1997, among AMCE, Stanley H. Durwood, the Durwood Children and Mercantile Bank of Kansas
City, as escrow agent (Stock Agreement Escrow)  (filed as Exhibit No.
99.10 to Amendment No. 2 to Schedule 13D of Stanley H. Durwood, dated
August 15, 1997).

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.


August 27, 1998 /s/  Stanley H. Durwood
                     Stanley H. Durwood, individually
                     and as Trustee of The Durwood,
                     Inc. Voting Trust dated December
                     12, 1992, as amended, and as
                     Trustee of The Stanley H. Durwood
                     Trust Agreement dated August 14,
                     1989, as amended